Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

March 27, 2017

FILED VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Response to Comments on Form N-14 for Ultimus Managers Trust (the “Trust”), on behalf of the Kempner Multi-Cap Deep Value Equity Fund (the “Fund”), a series of The Advisors’ Inner Circle Fund II that is reorganizing into the Trust (File No. 333-216134)

Dear Ms. Sprague and Mr. Manion:

Set forth below is a summary of the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), which you provided orally on March 16, 2017, for the Trust’s Form N-14, filed on February 17, 2017 (Accession No. 0001398344-17-002220). Following each comment is the Trust’s response.

Shareholder Letter

1.
The staff notes that the term “sponsor” to a registered investment company is primarily used in the context of a Unit Investment Trust. To avoid any confusion with the specialized use of the term “sponsor”, please state that Frost Investment Advisors, LLC (“Frost”) has determined to no longer serve as the investment adviser to the Fund, rather than state that Frost has determined that it will no longer “sponsor” the Fund. Please make this change throughout the Form N-14.

Response: The Trust has made this change.

Questions and Answers

2.
Given that the Total Annual Fund Operating Expenses of the Fund will be higher than the Total Annual Operating Expenses of the existing fund and the Fund’s expense limitation agreement excludes costs to reorganize it, under Question 4, please revise the disclosure to state that the expense limitation agreement between the Fund and Kempner Capital Management, Inc. (“KCM”) is similar to the current expense limitation agreement between the existing fund and Frost (as opposed to substantially the same).

Response: The Trust has made this change.

3.
Under Question 6, to the extent known please state the further action that the Board of Trustees of the existing fund (the “Existing Fund Board”) may take if shareholders do not approve the reorganization.

Response: The Trust has included the requested disclosure.

Combined Proxy Statement and Prospectus

Synopsis - Reasons for the Reorganization and Board Deliberations

4.	In the second paragraph, please explain why Frost and KCM recommended the merger.

Response: The Trust has included the requested disclosure.

5.	In the second paragraph, please clarify how long KCM has been the sub-adviser to the existing fund.

Response: The Trust has updated the disclosure to state that KCM has been the sub-adviser to the existing fund since its inception.

6.
In the fourth bullet point that explains the factors considered by the Existing Fund Board when it approved the reorganization, the disclosure states that the total expenses of the Fund are expected to be similar to the current expenses of the existing fund. Since the Total Annual Operating Expenses of the two funds are not the same, please explain the reasons for the difference in fees.

Response: The Trust has provided disclosure that explains the differences in the Total Annual Fund Operating Expenses.

7.
The staff notes that the terms of the expense limitation agreement between KCM and the Fund excludes organization costs and, therefore, the Fund’s expense limitation agreement is not substantially the same as the existing fund’s expense limitation agreement. Please revise the disclosure to state that the two agreements are similar, not substantially the same.

Response: The Trust has made this change.

The Proposed Plan and Resulting Reorganization – Federal Income Tax Consequences

8.	Please disclose the Fund’s ability to use any existing capital loss carryforwards. Also, please include the disclosure in Note 7 in the Statement of Additional Information (the “SAI”).

Response: The Trust notes that the Fund has already provided disclosure in paragraph three of this section, which states:

The tax attributes, including capital loss carryovers, of the Existing Fund move to the New Fund in the Reorganization. The ability of the New Fund to carry forward capital losses (if any) of the Existing Fund and use such losses to offset future gains will not be limited materially as a direct result of the Reorganization.

(Emphasis added.)

The Trust has included this disclosure in Note 7 of the SAI.

The Proposed Plan and Resulting Reorganization – Comparison of Shareholder Rights

9.	In the subsection “Board of Trustees”, please disclose the board composition requirements under the Declaration of Trust for the Trust.

Response: The Trust has included the requested disclosure.

Voting Information

10.
In the fourth paragraph under “Quorum and Method of Tabulation”, the staff notes the disclosure regarding the treatment of broker non-votes. Please clarify if the existing fund intends to request that selected brokers or nominees withhold submission of broker non-votes. Additionally, please explain why such a request is appropriate.

Response: The Trust notes that as of the record date, Frost has voting authority over 54% of the outstanding Fund shares and it expects to vote for the merger. Thus, the Trust has removed the disclosure at issue and confirms that the existing fund does not intend to request that selected brokers or nominees withhold submission of broker non-votes.

Appendix B

11.
For the non-fundamental investment policies, please discuss why the existing fund’s non-fundamental investment policies are not applicable to the Fund and any reasons why the Fund declined to adopt the non-fundamental investment policies.

Response: The Trust has revised this disclosure.

Statement of Additional Information

12.	In Note 3 – Pro Forma Expense Adjustments, please provide the dollar amounts of the adjustment related to the new expenses and explain the difference in the expense ratios.

Response: Because any change in total expenses will primarily reflect changes in asset levels, the Trust respectfully declines to provide a dollar amount related to the new expenses. The Trust has disclosed the difference in the expense ratios throughout the Form N-14.

Thank you for your comments. Please contact me at (513) 587-3451 if you have any questions.

Sincerely,

/s/ Bo James Howell
Bo J. Howell
Secretary

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